United States securities and exchange commission logo





                             October 11, 2022

       Gregory Monahan
       Chief Executive Officer
       LEGATO MERGER CORP. II
       777 Third Avenue, 37th Floor
       New York, New York 10017

                                                        Re: LEGATO MERGER CORP.
II
                                                            Registration
Statement on Form S-4
                                                            Filed September 13,
2022
                                                            File No. 333-267393

       Dear Gregory Monahan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed September 13, 2022

       Questions and Answers About the Business Combination and Annual Meeting Do Any of Legato II's Directors or Officers Have Interest in the
Business Combination ..., page 5

   1. Please revise to indicate the amount of common stock and private placement units held by the executive officers,
directors and their affiliates.
       Legato II's Directors and Executive Officers Have Financial Interests in the Business
       Combination, page 14

   2. Please quantify the aggregate dollar amount and describe the nature of what Legato II's sponsor and its
affiliates have at risk that depends on the completion of a business combination. Include
the current value of securities held, loans extended, fees due, and out-of-pocket expenses
for which the sponsor and its affiliates are awaiting
 Gregory Monahan
FirstName LastNameGregory
LEGATO MERGER      CORP. IIMonahan
Comapany
October 11,NameLEGATO
            2022       MERGER CORP. II
October
Page 2 11, 2022 Page 2
FirstName LastName
         reimbursement. Provide similar disclosure for Legato II's officers and directors.
Redemption Rights, page 14

3. Please indicate the number of warrants that remain outstanding. Also quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions.
Underwriting Fees as a Percentage of IPO Proceeds Net of Redemptions, page 15

4. Please revise your tabular disclosures on pages 15 and 16 to include an interim redemption level.
Sensitivity Analysis, page 16

5. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. In addition, please revise to include an interim redemption level.
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 22

6. It appears that your Net Income (loss) attributable to common unit holders or shareholders on a Pro Forma Combined basis for both the No Redemption and Maximum Redemption scenarios of $5,119 do not agree with the $4,991 of Net Income disclosed in your Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Mo
         nths Ended June 30, 2022 disclosed on page 56. Please revise or advise.
7. It appears that your disclosures on page 23 related to Total Current Assets, Total Assets and Total Shareholder's Equity for both the No Redemption Scenarios do not agree with the amounts reflected in your Unaudited Pro Forma Condensed Combined Financial
         Statements as of June 30, 2022 disclosed on page 55. In addition it does not appear that your Total Liabilities amount in the Maximum Scenario as of June 30, 2022 is the same as what is disclosed in such statements on page 55. Please revise or advise.
8. We note your disclosure that Total Unaudited Pro Forma Shareholder's Equity and Book
         Value Per Share of Legato II as if the Merger were consummated on June 30, 2022 were
         $566,017 and $8.12 per share in the No Redemption Scenario and $285,559 and $6.78 per
         share in the Maximum Redemption Scenario. Based on your disclosures in your Unaudited Pro Forma Condensed Combined Financial Statements on
page 55, your
         total pro forma combined stockholder's equity is $506,357 and $225,899 in the No
         Redemption and Maximum Redemption Scenarios respectively. As a result, it would appear that your Book Value per Share amounts should be revised accordingly. Please
 Gregory Monahan
FirstName LastNameGregory
LEGATO MERGER      CORP. IIMonahan
Comapany
October 11,NameLEGATO
            2022       MERGER CORP. II
October
Page 3 11, 2022 Page 3
FirstName LastName
         revise or advise. Please also ensure such amounts are updated in the rest of the filing accordingly. For example it would appear such amounts should also be revised in your earlier table on page 23 and on page 15 of your filing.

Unaudited Pro Forma Condensed Combined Financial Statements , page 51

9. We note that you present a pro forma condensed balance sheet as of December 31, 2021.
         You should only present a pro forma balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant is required, which in this case is
         June 30, 2022. Please revise to remove your pro forma balance sheet as of December 31,
         2021.

10. Please tell us and expand your disclosure to describe how the 76,604 and 49,004 diluted pro forma weighted average shares outstanding in the No Redemption and Maximum
         Redemption Scenarios respectively were calculated.
11. We note your disclosure on page 60 that adjustment 1(a) reflects the $9.6 million in transactions costs in consummating the Business Combination and that included within are legal, financial advisory and other professional fees related to the Business
         Combination and such amounts are excluded in the pro forma combined statement of operations as they will be settled as part of the transaction. Please clarify whether such adjustment relates to the deferred underwriting fees as noted on the pro forma condensed combined balance sheet or whether such adjustment also includes additional transaction costs in the form of legal financial advisory and other professional fees. Furthermore, we note your disclosure on page 101 in your disclosure regarding the estimated sources and use of cash from the transaction that you are estimating approximately $10 million in transaction costs and financial advisory fees and expenses to be incurred by Legato and
         Southland as part of the Business Combination. Please clarify how much of the
         $10 million of estimated transaction costs will be incurred by each of Legato and
         Southland. We remind you that transaction costs incurred by Southland as the accounting acquirer, may be offset in equity; however, transaction costs incurred by Legato are considered costs of the merger and should be accounted for in retained earnings in your pro forma condensed combine balance sheet and classified as expenses in your pro forma statement of operations. See Rule 11-02(a)(6)(i)(B) of Regulation S-X and address the need to revise your adjustments accordingly.
Proposal No. 1 - The Business Combination Proposal
The Merger Agreement, page 70

12. We note that the representations and warranties are qualified by disclosure schedules.
         Please provide us supplementally with a list that briefly identifies the contents of the disclosure schedules. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of
 Gregory Monahan
FirstName LastNameGregory
LEGATO MERGER      CORP. IIMonahan
Comapany
October 11,NameLEGATO
            2022       MERGER CORP. II
October
Page 4 11, 2022 Page 4
FirstName LastName
         omitted schedules may be included in the exhibit index to the registration statement.
Background of the Business Combination, page 79

13. Please expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time. Currently the background disclosure references changing terms and negotiation topics without providing details or explaining their significance or how they may have changed before being reflected in the proposed initial business combination. As non-exclusive examples only, we note the following:
             You reference Legato II's February 15, 2022 initial offer to acquire Southland but do not specify the terms of the offer or whether/how the terms changed as the parties worked through the valuation model;
             You reference "various options and alternatives" discussed on March 1, 2022 but do not identify the options and alternatives;
             You reference several drafts of the proposed merger agreement, including revisions to the definition of adjusted EBITDA and the minimum cash closing condition, but you do not detail or explain the importance of the merger agreement negotiations;
             You reference the hiring of a third-party claims consultant to audit and review
             Southland's claims, WIP, backlog and receivables but do not provide an explanation as to why the claims report was sought by Legato II or whether/how the claims report impacted the negotiations.
         Please clarify the discussion points, including these examples; identify the original terms;
         and explain how and why any terms were revised over time.
Free Cash Flow Potential, page 88

14.      We note your disclosure that Southland   s adjusted cash flow from
operations would have
         been approximately $174.8 million for the year ended 2020 had purchase accounting guidance not been applied. We further note your disclosure that
Southland   s 2021 cash
         flow from operations reflects a reduction of approximately $141 million in cash flows from the change in contract liabilities related to the surety fund cash received as part of the acquisition and that these adjustments result in positive adjusted cash flows from operations, for the two years ended December 31, 2021, of approximately $83.4 million. It appears that your disclosure regarding adjusted cash flow from operations meets the definition of a Non GAAP measure and should be reconciled to its nearest GAAP measure in accordance with Item 100(a)(2) of Regulation G and Item 10(e) of Regulation S-K.
         Please provide such reconciliation in your next amendment or tell us why you do not believe such reconciliation is needed. Furthermore, based on the nature of the adjustments, please tell us how you considered whether the adjustments result in the presentation of a non-GAAP measure that substitutes individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP C&DIs.
 Gregory Monahan
FirstName LastNameGregory
LEGATO MERGER      CORP. IIMonahan
Comapany
October 11,NameLEGATO
            2022       MERGER CORP. II
October
Page 5 11, 2022 Page 5
FirstName LastName
Comparable Company Analysis, page 90

15. Please provide more detail about how Legato II selected the companies used in its comparable company analysis. Also, disclose whether any companies meeting the criterion of publicly traded engineering and construction firm were excluded from the analysis.
Discounted Cash Flow Analysis, page 91

16.      Please disclose the basis for the following assumptions:
             EBITDA margins of 8.7%;
             Weighted average cost of capital of 10.9%; and Net debt of $2 million.
         Please also clarify if the sample of comparable publicly traded companies was the same as that used in the comparable company analysis.
Certain Forecasted Financial Information, page 92

17. We note your disclosure on page 92 that the table summarizes the key elements of
         Southland's financial projections. We also note your disclosure on page 95 that in arriving at its fairness and valuation opinion, your financial advisor reviewed, among other information, projections with respect to the future financial performance of Southland prepared by management of Southland. Please disclose in the prospectus the financial projections relied upon by your financial advisor in arriving at its opinion and include complete descriptions of the underlying assumptions.
Reasonable Basis Review of Southland's Financial Projections and Underlying Assumptions, page 93

18. Please tell us, with a view toward revised disclosure, whether EarlyBird or Legato have requested or considered requesting an updated certification. We note in this respect the passage of three months since June 30, 2022 and the significant events in both the public stock markets and economy at large since then.
19.      We note your disclosure that the Zukin report includes a    partial
list    of documents Zukin
         received and reviewed, including documents obtained from Southland. With a view toward revised disclosure, please tell us what documents received from Southland are not included in the partial list.
Opinion of Legato II's Financial Advisors, page 94

20. Please revise to provide a clear explanation as to why the fairness opinion was obtained by the board.
21. We note that Cassel Salpeter's opinion is dated May 24, 2022 and that you are working to complete the merger by the end of the first quarter of 2023. Please disclose whether any material changes in Southland's operations, performance or in any of the projections
 Gregory Monahan
FirstName LastNameGregory
LEGATO MERGER      CORP. IIMonahan
Comapany
October 11,NameLEGATO
            2022       MERGER CORP. II
October
Page 6 11, 2022 Page 6
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         or assumptions upon which Cassel Salpeter based its opinion have occurred since the
         delivery of the opinion or are anticipated to occur before the shareholder meeting. Please also disclose how you will address material changes in your assumptions or projections that take place after the proxy statement is mailed to shareholders. Interests of Certain Persons in the Proposed Transaction, page 99

22. Please expand your disclosure to highlight all material interests in the transaction held by the sponsor and Legato II's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with,
         Southland. In addition, please clarify how the Legato II board considered these conflicts in negotiating and recommending the business combination.
23. We note that part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to EarlyBirdCapital that are contingent on completion of the business combination. Sources and Uses, page 100

24. We note that the sources and uses in the slide deck filed by Legato II under Form 8-K on
         September 19, 2022 differ from disclosures in the Form S-4. Please revise to reconcile.
Recommendation of the Legato II Board of Directors, page 103

25. Please disclose how, if at all, the Legato II board of directors considered the Zukin report.
26. Please revise to address how, if at all, the board took into account the consideration to be paid for Southland in recommending the transaction to Legato II shareholders for their approval.
27. Please disclose how, if at all, the Legato II board of directors considered the Cassel
         Salpeter report/opinion.
U.S. Federal Income Tax Considerations, page 115

28. Please remove language in the first paragraph on page 115 that the "discussion is included for general informational purposes only...." Investors are entitled to rely on your
         disclosure.
Information About Legato II
Voting Restrictions in Connection with Stockholder Meeting, page 123

29. We note your disclosure regarding potential purchases of public shares by Legato II insiders or their affiliates for the purpose of influencing the stockholder vote to approve the business combination proposal at the annual meeting. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act.
         Refer to Tender Offer Rules and Schedules Compliance and Disclosure interpretation
         166.01 for guidance.
 Gregory Monahan
FirstName LastNameGregory
LEGATO MERGER      CORP. IIMonahan
Comapany
October 11,NameLEGATO
            2022       MERGER CORP. II
October
Page 7 11, 2022 Page 7
FirstName LastName
Information About Southland
Overview, page 137

30. Please revise to provide a basis for the statements that Southland "is a diverse leader in specialty infrastructure construction" and "has become a diversified industry leader."
Southland's Management's Discussion and Analysis
Overview, page 145

31. Please revise to provide a basis for the statements that Southland "is a diverse leader in specialty infrastructure construction" and "has become a diversified industry leader."
Results of Operations, page 148

32. Please quantify the impact of each factor you identify as materially contributing to the changes in your revenue, cost of revenues and selling, general and administrative costs for each of the periods presented. Please refer to Items 303 of Regulation S-K.
33. We note that financial information in the slide deck filed by Legato II under Form 8-K on
         September 19, 2022 differs from disclosure in the S-4. As a non-exclusive example only, the income statement for the six months ended June 30, 2021 differs between slide 25 and page 152. Please revise to reconcile or advise as appropriate. Liquidity, Capital Commitments and Resources, page 154

34. Please provide a more robust analysis of the changes in cash flows generated from (used
         in) operating activities. Your analysis should quantify all factors cited and address the material drivers impacting those factors. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how and why operating cash between comparative periods changed. Refer to Section IV.B of SEC Release 33-8350.
35. Based on disclosure elsewhere within your filing, it appears there will be residual cash available subsequent to the merger for future working capital requirements and capital expenditures. Please expand your disclosure to address any reliance on available cash from the merger to meet your liquidity requirements. Your discussion should address how such liquidity requirements are impacted by potential changes in the level of redemptions, which directly impact the amount of residual cash available for use.
Backlog, page 157

36.      Please revise to address the following:
             Bifurcate your backlog by segment;
             Discuss management's expectations regarding when the backlog will convert to revenue; and
             Disclose the dollar amount not expected to be filled within the current year.
         In addition, to the extent material, bifurcate the backlog acquired in the American Bridge
 Gregory Monahan
FirstName LastNameGregory
LEGATO MERGER      CORP. IIMonahan
Comapany
October 11,NameLEGATO
            2022       MERGER CORP. II
October
Page 8 11, 2022 Page 8
FirstName LastName
         acquisition. In this regard, we note your disclosure on pages 152-153 regarding the impacts on your results of operations from working off backlog acquired.
Market Risks, Trends and Security Analyses, page 157

37.      We note your statement on page 157, "We do not believe that COVID-19 has had a
         material impact on our operating results...." However, we also note your risk factors
         disclosure that the COVID-19 pandemic has adversely impacted your business, financial condition and results of operations. Please revise or advise as appropriate.
38. We note your disclosure on page 158 that although your operations can be impacted by increases in prices, you did not have material impacts to your profitability due to increased costs for the years ended December 31, 2021, December 31, 2020 and December 31,
         2019. Please expand your disclosure to address the six months ended June 30, 2022.
Contractual Obligations, page 159

39. Please expand your disclosure to include information regarding your debt obligations as of
         June 30, 2022.
Description of New Southland Capital Stock
Legato II Warrants, page 177

40. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
2. Summary of Significant Accounting Policies
Revenue and Cost Recognition, page F-46

41. For your capitalized contract assets related to your mobilization costs and costs to insure a contract, please explain to us and expand your disclosure to discuss the method used to amortize such costs over the life of the contract. Furthermore, please disclose the closing balances of your capitalized contract assets by main category of asset and the related amount of amortization expense recognized during the period. See ASC 340-40-50-2 and
         ASC 340-40-50-3.



Goodwill and Indefinite-Lived Intangibles, page F-49

42. We note your disclosure that you have three reporting units and currently identify two reporting units. Please further clarify the number of reporting units you have identified. To the extent you are aggregating any reporting units, please tell us and expand your policy disclosures to explain how you considered the component aggregation guidance in ASC 350-20-35-35.
 Gregory Monahan
FirstName LastNameGregory
LEGATO MERGER      CORP. IIMonahan
Comapany
October 11,NameLEGATO
            2022       MERGER CORP. II
October
Page 9 11, 2022 Page 9
FirstName LastName
3. Business Combinations, page F-52

43. We note your disclosure that as part of your acquisition of American Bridge, you recognized the estimated fair value of certain joint venture investments which are primarily related to the Tappen Zee Constructors investment and is mostly comprised of the forecasted recovery of a claim in connection to the Tappan Zee Constructors joint venture. We further note your disclosure that in order to estimate fair value of the investment in subsidiaries, the Tappan Zee investment balance has been discounted to present value using a 4% discount rate and four-year term, which is estimated to be the amount of time for the claim to settle. It also appears that as part of the merger agreement, certain sureties have agreed to fund partner capital calls in exchange for a portion of the claim recovery over $15 million. In order to better understand the Company's accounting related to this joint venture please tell us the following:

                What are the facts and circumstances that drove the claim and whether there is any incremental work to be performed on the underlying contract related to the claim in question;
                The current status of the claim;
                The amount of claim that was recognized as of the September 30, 2020 as part of the identified assets assumed as part of the American Bridge acquisition. Please confirm whether such amount is included in the $95 million investments line item in the table disclosed on page F-53;
                How you determined the $43 million in accrued liability related to the sureties as of
              September 30, 2020;
                The amounts recognized related to the claim and associated accrued liability to the sureties as of December 31, 2021 and June 30, 2022. Please also confirm the location of the claim and associated accrued liability on your Consolidated Balance Sheet as of December 31, 2021 and June 30, 2022;
                Please tell us whether the claim related to this matter is related to the $105.1 million claim amount as of December 31, 2021 included in your investments (equity method)
              line item as disclosed on page F-61; and
                How the Company is accounting for the claim on a prospective basis after initially recognizing it as of the acquisition date

         In providing your response, please cite all relevant accounting guidance you relied on initially recognizing the asset as of the acquisition date and any subsequent accounting.
8. Cost and Estimated Earnings on Uncompleted Contracts, page F-60

44. Please disclose the amount of revenue recognized during the reporting period that was included in contract liabilities at the beginning of the period pursuant to ASC 606-10-50-
         8b for all periods presented.
 Gregory Monahan
FirstName LastNameGregory
LEGATO MERGER       CORP. IIMonahan
Comapany
October 11,NameLEGATO
            2022         MERGER CORP. II
October
Page 10 11, 2022 Page 10
FirstName LastName
15. MultiEmployer Plans, page F-68

45. Please disclose for each period presented whether your total contributions represent more than five percent of total contributions to the plan as indicated in
the plan   s most recently
         available annual report. Please also disclose the specific year-end date of the plan to which the annual report relates. Refer to ASC 715-80-50-5(e)(2).
19. Remaining Unsatisfied Performance Obligations, page F-71

46. Based on your backlog disclosures, please revise your disclosures to quantify your remaining performance obligations and provide an explanation of when the entity expects to recognize such remaining performance obligations as revenue either on a quantitative basis using the time bands that would be most appropriate or by using qualitative information. See ASC 606-10-50-13.


Exhibits

47. We note your references on pages 82 and 83 to the claims report prepared by Hill
         International at your request. Please file a consent as an exhibit to the registration statement pursuant to Rule 436 of the Securities Act.
48. Please file as exhibits any loan agreements between Southland and Southland officers. In this regard, we note your disclosure on page 174 regarding related party loans. Refer to
         Item 601(b)(10)(ii)(A) of Regulation S-K.
Annex F: Reasonable Basis Review Report of Zukin Certification Services, LLC, page F-1

49.      Please revise this report to define all abbreviations used (for
example,    DSO    and    DPO
         noted on page F-10).
50.      We note that Zukin    relied in part    on the listed materials on
page F-1. With a view
         toward revised disclosure, please tell us what other materials Zukin relied upon in preparing its report.
51.      Please provide supplemental support for the statement, noted on page
F-2, that    Southland
         has achieved historical revenue and EBITDA growth at rates significantly higher than that of the overall engineering and construction industry and heavy construction and engineering segment over the last five years.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Gregory Monahan
LEGATO MERGER CORP. II
October 11, 2022
Page 11

statement.

        You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,
FirstName LastNameGregory Monahan
                                                        Division of Corporation
Finance
Comapany NameLEGATO MERGER CORP. II
                                                        Office of Real Estate &
Construction
October 11, 2022 Page 11
cc:       Jeffrey M. Gallant
FirstName LastName